ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

February 27, 2024

Edward B. Baer T +1 415 315 6328 edward.baer@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Kimberly Browning

Re:	BondBloxx ETF Trust (the “Registrant”)

File Nos. 333-258986 and 811-23731

Dear Ms. Browning:

This letter is being filed to respond to the telephonic comments received from you on December 15, 2023 regarding the staff of the Securities and Exchange Commission’s (the “SEC”) review of Post-Effective Amendment No. 25 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) filed with the SEC on November 16, 2023. The staff’s comments are summarized in bold to the best of our understanding, followed by the Registrant’s responses. The Registrant’s responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 37 to the Registration Statement, which the Registrant expects to be filed on or about March 4, 2024. Capitalized terms not defined in this letter have the meanings assigned to them in the Registration Statement.

Facing Sheet

1.	Please explain this statement on the Facing Sheet: “No information contained herein is intended to amend or supersede any prior filing relating to any other series of the Registrant.”

The Registrant will delete the above mentioned disclosure.

Fund Overview:

BondBloxx IR+M Tax-Aware Short Duration ETF

Investment Objective

2.	The “Investment Objective” states: “The BondBloxx IR+M Tax-Aware Short Duration ETF (the “Fund”) seeks attractive after-tax income, consistent with preservation of capital and prudent investment management.” Please clarify in plain English the meaning of “attractive.” For example, is it “attractive in the Sub-Adviser’s view”?

In light of the staff’s comment, the Registrant intends to revise the first paragraph under “Principal Investment Strategies” as follows:

The Fund is an actively managed exchange-traded fund (“ETF”) that does not seek to replicate the performance of a specified index. The Fund is newly organized and invests ~~seeks to achieve its investment objective by investing~~ in a diversified portfolio of U.S. dollar-denominated municipal and taxable short duration fixed income securities that in the Sub-Adviser’s (as defined below) view offers relatively attractive after-tax income (i.e., securities that generate a greater amount of after-tax return than the comparable universe of securities over a specified period of time). The Fund invests, under normal circumstances, at least 50% of its total assets in municipal securities that pay interest that is exempt from U.S. federal income tax. These securities may pay interest that is subject to the U.S. federal alternative minimum tax and state and local income tax for certain taxpayers. The income earned and distributed to shareholders on taxable securities would not be exempt from U.S. federal, state or local income tax.

3.	Please delete the words “prudent investment management” that appear in the “Investment Objective.”

The Registrant will delete the above mentioned disclosure.

Fees and Expenses

4.	The staff notes disclosure related to investing in the securities of other registered investment companies. Please consider if the Fund’s Annual Fund Operating Expenses table should include a line item for Acquired Fund Fees and Expenses (“AFFE”). If the Fund determines an AFFE line item is not required, please confirm supplementally to the staff that to the extent the Fund has AFFE, AFFE is included in the “Other Expenses” line item.

The Registrant confirms that it has considered whether an AFFE line item is required based on the Fund’s estimated acquired fund fees and expenses for the first year of operations and determined that this line item is not required. The Registrant additionally confirms that the Fund’s AFFE are expected to be less than 0.01% and has therefore included such fees and expenses under the “Other Expenses” line item.

Principal Investment Strategies

5.	Regarding the last paragraph on page 2:

a.	Please explain in plain English what steps will be taken if a municipal security in which the Fund invests loses its tax-exempt status.

The Registrant intends to revise the last paragraph on page 2 as follows:

Income Research + Management (“IR+M” or the “Sub-Adviser”) serves as the Fund’s sub-adviser. The Sub-Adviser selects securities for the Fund based on a variety of factors, including credit quality, ~~maturity,~~ diversification benefits, and the relative expected after-tax returns of taxable and municipal securities (considering federal tax rates and without regard to state and local income taxes). Consistent with the Fund’s investment objective, the Fund could continue to hold a security even if the interest on that security changes from being tax-exempt to taxable. If the Fund should hold a municipal security that loses its tax exempt status retroactively, the Sub-Adviser will evaluate the after-tax yield of the security relative to the broader universe of securities that the Sub-Adviser follows to determine whether to continue to hold or dispose of the security. Although the Fund may invest in instruments of any duration or maturity, the Fund normally will seek to maintain a weighted average portfolio duration of between 1.5 and 2 years. The Fund’s dollar weighted average portfolio duration ~~and maturity~~, however, may be longer or shorter at any time or from time to time based on market conditions (including, among other events or factors, lack of liquidity in the bond markets or periods of high volatility and reduced liquidity) in the Sub-Adviser’s discretion. For example, the price of a security with a two-year duration would be expected to drop approximately 2% in response to a 1% increase in interest rates. The Fund’s duration strategy may entail maintaining a negative average portfolio duration from time to time, meaning the portfolio would tend to increase in value in response to an increase in interest rates. As part of its tax-aware strategy, the Fund typically sells securities when, in the opinion of the Sub-Adviser, the anticipated performance benefit justifies the resulting gain. This strategy often includes minimizing the sale of securities with large unrealized gains, holding securities long enough to avoid short-term capital gains taxes, selling securities with a higher cost basis first and offsetting capital gains realized in one security by selling another security at a capital loss.

b.	Please include a simple example of the impact of interest rate changes on duration (e.g., a 1% interest rate increase = a change in duration of ___).

See response to Comment #5.a above.

c.	Please explain whether the duration is a “dollar-weighted average portfolio maturity” or something else.

See response to Comment #5.a above. The Registrant notes that while the Fund may consider maturity, the Fund focuses on duration management.

d.	Please explain the extent to which the Fund may deviate from the 1.5-2 year target (keeping in mind that the term short duration is generally understood to mean a duration of 3 years or less).

See response to Comment #5.a above.

e.	Please explain the Sub-Adviser’s use of maturity measures in managing the Fund.

See response to Comments #5.a and #5.b above. The Registrant intends to remove certain references to maturity.

f.	Please explain what market conditions would justify a deviation from the Fund’s duration.

See response to Comment #5.a above.

6.	With respect to municipal securities, please add an allocation percentage if the Fund expects to invest a significant amount of assets in a particular municipality.

The Registrant confirms that the Fund does not expect to invest a significant amount of assets in a particular municipality.

7.	The staff notes the Fund’s name includes the phrase “short duration.”

a.	Please include a simple example of the impact of interest rate changes on duration (e.g., a 1% interest rate increase = a change in duration of ___).

b.	Please explain the Sub-Adviser’s use of maturity measures in managing the Fund.

See response to Comment #5.

8.	Please disclose the expected percentage of foreign versus domestic securities in the Fund’s portfolio.

The Registrant will add the following disclosure to “Principal Investment Strategies”:

The Fund expects to invest up to 30% of its total assets in U.S. dollar-denominated, investment-grade fixed income debt instruments issued by non-U.S. domiciled issuers.

9.	The first sentence of the second paragraph under states: “The Fund invests, under normal circumstances, at least 80% of its total assets (plus the amount of any borrowings for investment purposes) either directly or indirectly (e.g., through derivatives) in a portfolio of U.S. dollar-denominated, investment-grade fixed income debt instruments.”

a.	Please identify the derivatives to be used for the Fund’s 80% policy. Please also disclose any other principal investments the Fund will use to invest indirectly for purposes of the Fund’s 80% policy.

The Registrant respectfully declines to make the changes in response to this comment. Consistent with industry practice and SEC staff guidance, a fund may obtain the requisite exposure to comply with its 80% policy either through investments directly in securities or indirectly using derivatives. While the Fund does not intend to use derivatives to meet its 80% policy, it reserves the right to do so.

Additionally, if Registrant determines to seek to meet its 80% policy indirectly, it may do so by investing in derivatives, in another fund that invests in the same securities as the Fund or by some other permissible means. The use of “e.g.” by the Registrant is meant to provide investors with an example of how the Fund might seek to meet its 80% policy. If the Fund determined to seek to meet is 80% policy indirectly, including through derivatives, Registrant would provide Item 4 risk disclosure relating to any such method of seeking to meet its 80% policy. At present, the Registrant believes that its Item 4 disclosures adequately reflect its anticipated principal investment strategies and corresponding risk.

b.	Please indicate whether the investment grade status will be an ongoing requirement or a time-of-purchase test. In addition, if an investment grade security is downgraded, please indicate the minimum rating for a security to continue to be held by the Fund for purposes of the Fund’s 80% policy.

The Registrant intends to revise the second and third paragraphs under “Principal Investment Strategies” as follows:

The Fund invests, under normal circumstances, at least 80% of its total assets (plus the amount of any borrowings for investment purposes) either directly or indirectly (e.g., through derivatives) in a portfolio of U.S. dollar-denominated, investment-grade fixed income debt instruments. The fixed income debt instruments in which the Fund may invest include municipal securities, securities issued or guaranteed by the U.S. government and its agencies, ~~government-sponsored enterprise securities,~~ corporate debt securities~~bonds~~, agency and non-agency mortgage-backed securities of any kind, including commercial mortgage-backed securities (“CMBS”), asset-backed securities of any kind, and the rated debt tranches of collateralized loan obligations (“CLOs”) (i.e., securities backed by an underlying portfolio of loan obligations, which may include, among others, senior unsecured loans and subordinate corporate loans)~~, sovereign debt, and debt securities issued by supranational organizations~~.

“Investment-grade” securities are securities that are rated above Baa3 by at least one nationally recognized statistical rating organizations (“NRSRO”). In the case of a split rated security (that is, two or more NRSROs give a security different ratings), the highest rating shall apply. The Fund may only invest in fixed income investments that have a minimum of B3 by Moody’s Investors Services, Inc. (“Moody’s”) or B- by S&P Global Ratings (“S&P”), or the equivalent by another NRSRO or that are unrated but considered to be of equivalent quality by the Sub-Adviser. Those bonds rated Baa3/BBB-/BBB-, while considered to be “investment grade,” may have speculative characteristics. Any credit quality requirements as to investments apply only at the time of an investment to which the requirement is applicable and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of such investment. Accordingly, any later credit quality downgrade or change in circumstances will not be considered in determining whether any investment complies with the Fund’s credit quality limitation or requirement.

c.	Please disclose (i) whether security ratings are considered only at the time of investment, (ii) when the Fund will dispose of a downgraded security, and (iii) that securities rated BBB have speculative characteristics.

See response to Comment #9b above.

The Registrant also intends to add the following disclosure to the third paragraph under “Credit Risk”:

Credit risk is greater for lower-rated securities. Those bonds rated Baa3/BBB-/BBB-, while considered to be “investment grade,” may have speculative characteristics. Because the issuers of lower rated investment grade bonds may be in uncertain financial health, the prices of their debt securities could be more vulnerable to bad economic news, or even the expectation of bad news, than higher rated investment-grade debt securities. Credit ratings may not be an accurate assessment of credit risk.

10.	The second sentence of the second paragraph under states: “The fixed income debt instruments in which the Fund may invest include municipal securities, securities issued or guaranteed by the U.S. government and its agencies, government-sponsored enterprise securities, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities (“CMBS”), asset-backed securities, collateralized loan obligations (CLOs), sovereign debt, and debt securities issued by supranational organizations.”

a.	Please confirm which types of asset-backed securities and mortgage-backed securities (including CMBS) are principal investments.

See response to Comment #9.

b.	Please indicate whether the Fund will invest in non-government mortgage-backed securities that rely on Sections 3(c)(1) and 3(c)(7) of the 1940 Act. If so, please include the appropriate risk disclosure and state any minimum or maximum permitted amount of such securities.

The Registrant confirms that the Fund does not expect to invest more than 15% of its net assets in non-government mortgage-backed securities that rely on Sections 3(c)(1) and 3(c)(7) of the 1940 as a principal investment strategy.

c.	Please include a plain English definition of “CLOs” and clarify what types of CLOs the Fund will invest in (e.g., debt or equity (including what tranches)). Please include the appropriate risk disclosure and state the maximum permitted amount of such securities.

See response to Comment #9.

The Registrant also intends to replace the “CLO Risk” disclosure with the following disclosure in response to the staff’s comment:

Item 4:

CLOs are a type of asset-backed security that is typically structured as a trust collateralized by a pool of loans. The cash flows from the trust are split into two or more portions, called tranches, varying in risk and yield. The risks of an investment in a CLO depend largely on the type of the collateral securities and the class of the instrument in which the Fund invests. In addition to the general risks associated with debt securities discussed herein, CLOs carry additional risks, including, but not limited to (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the investments in CLOs are subordinate to other classes or tranches thereof; (iv) the potential of spread compression in the underlying loans of the CLOs, which could reduce credit enhancement in the CLOs; and (v) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

Item 9:

CLOs are a type of asset-backed security that is typically structured as a trust collateralized by a pool of loans. The cash flows from the trust are split into two or more portions, called tranches, varying in risk and yield. The risks of an investment in a CLO depend largely on the type of the collateral securities and the class of the instrument in which the Fund invests. In addition to the general risks associated with debt securities discussed herein, CLOs carry additional risks, including, but not limited to (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the investments in CLOs are subordinate to other classes or tranches thereof; (iv) the potential of spread compression in the underlying loans of the CLOs, which could reduce credit enhancement in the CLOs; and (v) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

CLO junior debt securities that the Fund may acquire are subordinated to more senior tranches of CLO debt. CLO junior debt securities are subject to increased risks of default relative to the holders of superior priority interests in the same securities. In addition, at the time of issuance, CLO equity securities are under-collateralized in that the liabilities of a CLO at inception exceed its total assets. Though not exclusively, the Fund will typically be in a first loss or subordinated position with respect to realized losses on the assets of the CLOs in which it is invested. The Fund may recognize phantom taxable income from its investments in the subordinated tranches of CLOs.

Between the closing date and the effective date of a CLO, the CLO collateral manager will generally expect to purchase additional collateral obligations for the CLO. During this period, the price and availability of these collateral obligations may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the CLO to reach the initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions of the CLO on equity securities and could result in early redemptions which may cause CLO debt and equity investors to receive less than the face value of their investment.

The failure by a CLO in which the Fund invests to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in the CLO’s payments to the Fund. In the event that a CLO fails certain tests, holders of CLO senior debt may be entitled to additional payments that would, in turn, reduce the payments the Fund would otherwise be entitled to receive. Separately, the Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting CLO or any other investment the Fund may make. If any of these occur, it could adversely affect the Fund’s operating results and cash flows.

The Fund’s CLO investments are exposed to leveraged credit risk. If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to senior secured loan defaults, then cash flow that otherwise would have been available to pay distributions to the Fund on its CLO investments may instead be used to redeem any senior notes or to purchase additional senior secured loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full.

d.	Regarding floating rate obligations, please disclose the types that the Fund will invest in (e.g., secured and unsecured) and include any attendant risks.

See responses to Comments #9 and #10a-c. The Registrant believes the Registration Statement sufficiently describes the Fund’s investments in floating rate obligations and related risks.

11.	The fourth paragraph under “Principal Investment Strategies” describes the Fund’s 20% policy. Please disclose the types of fixed-income securities included in the Fund’s 20% policy.

The Registrant believes the Registration Statement sufficiently describes the types of fixed-income securities to be included in the Fund’s 20% policy.

12.	If there is any intention to utilize leverage, please disclose the extent of the leverage use and attendant risks.

The Registrant confirms that the Fund does not intend to utilize leverage or derivatives as a part of its principal investment strategy.

13.	For Fund investment in MBSs and CLOs, will those structures be able to invest in defaulted securities? If so, provide details on the specific types of MBSs/CLOs the Fund will invest in and disclose the attendant risks.

The Registrant confirms that the Fund does not expect to be routinely invested in MBS or CLOs that invest in defaulted securities.

Summary of Principal Risks

14.	The staff notes the “Exchange-Traded Fund and Other Investment Company Risk” disclosure.

a.	If the Fund invests in other investment companies, the Fund must consider the investments in the underlying funds for purposes of its industry concentration policy.

The Registrant intends to add the following disclosure to the section entitled “Investment Policies—Non-Fundamental Investment Policies” in the SAI:

The Fund has adopted a non-fundamental investment policy to consider the underlying investments of any underlying investment companies when determining the Fund’s compliance with its concentration policies to the extent that such information is available to the Fund.

b.	If the Fund invests in underlying ETFs as a principal investment strategy, please include attendant risks.

The Registrant confirms that the Fund does not expect to invest in underlying ETFs as a principal investment strategy.

15.	The staff notes the “Sovereign and Quasi-Sovereign Debt Obligations Risk” disclosure. Please clarify whether the Fund will invest in both foreign government securities and quasi-government securities and adjust the risk disclosures accordingly. In addition, if the Fund expects to invest in any particular countries or geographic regions, please identify the countries/region and disclose the attendant risks.

The Registrant intends to delete references to “quasi-sovereign debt obligations” from the prospectus. The Registrant confirms that the Fund does not expect to be concentrated in any particular countries or geographic regions.

16.	Please include a risk factor for “tax aware” securities risk.

The Registrant intends to include the below risk factor:

Tax Aware Risk. Tax aware risk is the possibility that the use of investment practices that seek to maximize after tax return may not minimize tax consequences. Economic developments or unforeseeable investor redemptions may also reduce returns without any corresponding increase in tax efficiency.

Performance Information

17.	Please supplementally inform the staff what broad based securities market index the Fund intends to use.

The Fund intends to use the Bloomberg Municipal 1-3 Year Index as its broad based securities market index.

Prospectus

18.	Certain of the strategies and risks merely in this section repeat or are substantially identity to the information in Item 4. Please consider revising this disclosure to remove duplicative disclosure. In this regard, Form N-1A provides that the principal investment strategies and risks required by Item 4 in the summary section should be based on the information given in response to Item 9 and should be a summary of that information. Form N-1A also provides that information included in responses to Items 2-8 need not be repeated elsewhere in the prospectus. Please see IM Guidance Update (June 2014; No. 2014-08).

The Registrant acknowledges the staff’s comment.

19.	Please confirm supplementally that the strategies and risks under this section are all principal strategies and risks. If not, please relocate non-principal strategies and risks to the SAI. See Form N-1A, Items 4, 9 and 16.

The Registrant so confirms.

20.	The staff notes the “Mortgage-Related and Asset-Backed Securities Risk” disclosure, which includes references to “non-governmental issuers.” Please explain what is meant by “non-governmental issuers” and describe applicable attendant risks.

The Registrant intends to revise the references to “non-governmental issuers” to “non-agency issuers” and add disclosure clarifying that MBS issued or guaranteed by private issuers are also known as “non-agency” MBS.

21.	The staff notes the “Derivatives Risk—Swaps Risk” disclosure. To the extent the Fund invests in swaps, please describe the types of swaps and detail the attendant risks.

The Registrant does not expect the Fund to invest in swaps to the degree that they would constitute a principal investment strategy. The Registrant believes that the current strategies and risk disclosures in the Registration Statement are sufficient for an investor’s consideration of the risks associated with the Fund’s principal investment strategy.

Statement of Additional Information

22.	Please add a fundamental policy regarding the Fund’s diversification status.

The Registrant respectfully notes that page 21 of the SAI under “Diversification Status” provides that the Fund’s classification may not be changed from diversified to non-diversified without shareholder approval. The Registrant will also include this disclosure in the “Fundamental Investment Restrictions” section.

23.	Please clarify the disclosure that investments in sovereign debt of any single country are considered investments in a single industry for concentration purposes.

The Registrant respectfully declines to make the requested clarification. The Registrant believes the Fund’s disclosure is consistent with the requirements of Section 8(b)(1)(E) of the 1940 Act and Form N-1A.

24.	Please clarify the Fund’s borrowing policy, including what the Fund’s obligations are, and include in the SAI, if relevant, the types of borrowings that must be repaid within three days.

The Registrant notes that the Fund does not expect to routinely borrow to a significant extent and respectfully declines to make changes in response to this comment.

25.	Regarding the disclosure of the Fund’s 80% policy in the SAI, please clarify whether the Find considers net or total investments. To the extent this is a concept applicable to index funds, please adjust this active funds, including the Fund.

The Registrant intends to delete the above mentioned disclosure on page 35 of the SAI.

26.	The third paragraph under “Acceptance of Orders for Creation Units” on page 52 states: “Each Fund reserves the absolute right to reject or revoke a creation order transmitted to it by the Distributor or its agent if .. . .” Please revise this sentence as follows: “Each Fund reserves the ~~absolute~~ right to reject ~~or revoke~~ a creation order transmitted to it by the Distributor or its agent for any legally permissible reason if . . .”

As noted in previous response letters, we received this comment and the comment immediately below relating to rejection of creation orders in connection with staff comments on Post-Effective Amendment No. 1 and Post-Effective Amendment No. 4 to the Registration Statement, and had a call with our disclosure reviewer and personnel from Chief Counsel’s Office on May 19, 2022. Subsequent to that call, we notified our reviewer that the Registrant respectfully declines to make the requested changes.

27.	The third paragraph under “Acceptance of Orders for Creation Units” on page 52 describes each Fund’s right to reject or revoke a creation order for certain specified reasons. Please delete sub-items (iv) and (vi) as reasons a Fund may reject a creation order.

As noted above, the Registrant respectfully declines to make the requested change.

Governing Documents

28.	The staff notes that the Registrant has filed forms of agreements in connection with previous filings. Please file executed copies of agreements where available.

The Registrant will file executed copies of agreements where applicable.

29.	The staff notes that Article VI of the Trust’s Declaration of Trust discloses certain requirements under the federal securities laws. Please summarize such provision in the SAI and disclose that nothing in the Trust’s Declaration of Trust shall override federal securities law.

The Registrant believes that the Registration Statement appropriately describes the Fund’s approach and/or policies relating to the determination of the Fund’s NAV and dividends and distributions. The Registrant also notes that the prospectus contains the following disclosure:

Nothing in the Declaration of Trust modifying, restricting or eliminating the duties or liabilities of Trustees or officers shall apply to or in any way limit the duties (including state law duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

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Please do not hesitate to contact me at (415) 315-6328 if you have any comments or if you require additional information regarding the Funds.

Sincerely,

/s/ Edward B. Baer

Edward B. Baer